Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Roboligent, Inc.
11740 Jollyville Rd, Ste 200
Austin, TX 78759
https://roboligent.com/

Up to $3,499,993.60 in Common Stock at $3.20
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Roboligent, Inc.
Address: 11740 Jollyville Rd, Ste 200, Austin, TX 78759
State of Incorporation: TX
Date Incorporated: May 03, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 3,125 shares of Common Stock
Offering Maximum: $3,499,993.60 | 1,093,748 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.20
Minimum Investment Amount (per investor): $320.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 10% bonus shares

Super Early Bird Bonus

Invest within the first five days and receive an additional 7% bonus shares

Early Bird Bonus

Invest within the first 10 days and receive an additional 5% bonus shares

Amount-Based:

$1500+ Investment Tier

3% Bonus share

Invest $1,500 and receive 3% bonus shares on your investment

$5,000+ Investment Tier

5% Bonus share

Invest $5,000 and receive 5% bonus shares on your investment

$10,000+ Investment Tier

7% Bonus share

Invest $10,000 and receive 7% bonus shares on your investment

$20,000+ Investment Tier

10% Bonus share and call with CEO

Invest $20,000 and receive 10% bonus shares on your investment

1-on-1 online meeting with the CEO of the company, including presentation and Q&A session.

The 10% StartEngine Owners' Bonus

Roboligent will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $3.20 per share, you will receive and own 110 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Roboligent produces autonomous mobile manipulator robots to automate mundane manual tasks in service areas such as logistics and clinics. The robots are invented from the ground up based on patent-pending force-control technology integrated with advanced AI perception, enabling them to perform tasks previously hard to automate with existing robots. The robots are designed for a collaboration with humans transforming manual tasks into more engaging work while the robots take care of physical laboring, making industries more efficient and productive.

Competitors and Industry

There are several companies including Fetch Robotics, Kuka, Omron, and IAM Robotics that produce mobile manipulator robots and try to solve automation problems such as picking-transporting-placing problems for factories and warehouses. However, there are not many strong use cases for commercial applications yet. Most of them are equipped with industrial robot arms on mobile platforms. AI perception and moving base always introduce positional uncertainties, but their rigid manipulation motions cannot absorb those uncertainties. Even with safety measures, the rigid nature of motion generates a significant impact when collided, it has to be precariously programmed in human-collaborating environments. With human presence, they need to significantly reduce the speed of motion decreasing productivity. Existing robots are more suitable to applications for semi-structured environments with objects arranged in particular ways limiting their application to broader human-robot collaborative tasks.

Our mobile manipulator, on the other hand, can work closely with humans as the manipulator can be stopped and pushed away even by an egg. The hyper transparent compliance makes it easy to automate tasks with caution-free physical interaction including touching, rubbing, interfering, pushing, pulling, hammering, etc. As a result, the manipulator performs tasks that others struggle with. Its dynamically interactive and compliant manipulation is well pared with AI perception such as for picking automation, not just stationary picking on conveyor belts in a quasi 2D environment, but mobile picking in full 3D situations with high variabilities. And it allows the human body to maintain continuous physical contact with free or guided movements with precise support or assistance force, opening new possibilities of human-robot collaboration.

Current Stage and Roadmap

The company has completed building the pre-production prototypes of the force-control robot arm and two variants of mobile manipulators and started to transition them to products. We have established a contract with a Singaporean company for supplying our mobile manipulator as a robotic rehabilitation device and shipped the first in April 2021. While improving the robot platforms to boost hardware sales to existing and potential partners, Roboligent continues to develop AI perception-based picking functionality to commercialize the robots as subscription-based service products.

The Team

Officers and Directors

Name: Bongsu Kim

Bongsu Kim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chair of Board
  Dates of Service: May 03, 2016 - Present
  Responsibilities: Responsible for running board meetings. The compensation information is included in the section of the CEO position.

- **Position:** Chief Executive Officer
  Dates of Service: May 03, 2016 - Present
  Responsibilities: responsible for decision-making, day-to-day execution, and strategic planning. The salary compensation is $5,400 monthly with no equity compensation.

Name: Seonhwa Shin

Seonhwa Shin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: May 03, 2016 - Present
  Responsibilities: Responsible for the day-to-day operation and sales/marketing management. The monthly salary is $2,260.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company, Roboligent, Inc., (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products including force-control actuators, force-control manipulators, Optimo Regen, and Optimo Dex, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the robotics industry or go public on an established stock exchange. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 3,500,000 US dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products including force-control actuators, force-control manipulators, Optimo Regen, and Optimo Dex are variants of one type of product scheme, providing robotic hardware platforms for human-robot interactive and AI-enabled automation. Our revenues are therefore dependent upon the market for robot hardware, logistics automation, and robotic rehabilitation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product for AI-enabled pick-and-delivery automation or that the product for warehouse automation may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have manufactured a beta product for Optimo Regen, the mobile manipulators for rehabilitation, and a prototype product for Optimo Dex, the autonomous mobile manipulator robot that is in the development stage for autonomous pick-and-deliver automation. Delays or cost overruns in the development of our autonomous mobile manipulator for pick-and-deliver automation and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, force-control actuators, manipulators, and Optimo Regen, will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products, Optimo Dex, will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have robot products on the market and/or various respective product development programs including various robotics companies. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing

and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and small revenue. If you are investing in this company, it's because you think that our robotic systems are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns five pending patents for the core technology of our robotic systems, two Internet domain names, and several trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell one of our products, Optimo Regen, is dependent on the outside government regulation from the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of the product especially in the US may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the product in the US market and therefore the revenue from the product may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bongsu Kim	4,800,000	Common Stock	53.18

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,093,748 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,025,774 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 740,141 of shares to be issued pursuant to stock options, reserved but unissued. The total amount outstanding also includes 459,859 of shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $24,999.42
  Number of Securities Sold: 22,522
  Use of proceeds: The money was used for hiring interns
  Date: October 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: The money was used for developing prototypes
  Date: September 11, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.58
  Number of Securities Sold: 11,224
  Use of proceeds: The money was used for developing prototypes
  Date: January 22, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $9,999.60
  Number of Securities Sold: 12,820
  Use of proceeds: The money was used for developing prototypes
  Date: January 10, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.06
  Number of Securities Sold: 29,762
  Use of proceeds: The money was used for developing prototypes
  Date: December 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.07
  Number of Securities Sold: 19,724
  Use of proceeds: The money was used for developing prototypes
  Date: September 11, 2019

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.14
  Number of Securities Sold: 39,448
  Use of proceeds: The money was used for developing prototypes
  Date: September 11, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $17,651.37
  Number of Securities Sold: 50,577
  Use of proceeds: The money was used for developing prototypes
  Date: March 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $15,001.20
  Number of Securities Sold: 55,560
  Use of proceeds: The money was used for developing prototypes
  Date: February 28, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $13,300.04
  Number of Securities Sold: 38,109
  Use of proceeds: The money was used for developing prototypes
  Date: February 25, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $26,549.83
  Number of Securities Sold: 76,074
  Use of proceeds: The money was used for developing prototypes
  Date: February 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $26,551.92
  Number of Securities Sold: 76,080

Use of proceeds: The money was used for developing prototypes
Date: February 14, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $19,999.98
  Number of Securities Sold: 74,074
  Use of proceeds: The money was used for developing prototypes
  Date: November 09, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $26,560.00
  Number of Securities Sold: 106,240
  Use of proceeds: The money was used for developing prototypes
  Date: October 04, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,500.00
  Number of Securities Sold: 42,000
  Use of proceeds: The money was used for developing prototypes
  Date: July 12, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Although the company generated a small amount of revenue in 2020, Roboligent has been mostly in the development stage. The operating budget has been majorly from the federal grants which allow for expenses mostly for development and hiring engineers. With around five or six employees, the major portion of financial resources was allocated for salaries and material purchases, legal expenses for patent filing, and general operating expenses including office rental. The total operating expenses were $418,984 and $ 354,407 for 2020 and 2019, respectively, which were the result of conservative operations with moderate or low employee compensations.

Due to the nature of the robot manufacturer, a large portion of expenses is required to build robots and purchase equipment and tools as well. In 2020, Roboligent contracted with a Singaporean company, SFAS, to collaboratively commercialize our robots toward the Asian market. For a pilot study and pre-sales marketing, we delivered the first unit at $70,000 and received $10,000 in advance (The robot was delivered in 2021) which was accounted as an accrued revenue in 2020. The company sold its robot actuators to a research laboratory at Purdue University, which generated $13,852 of revenue. The company also built another robot prototype for warehouse automation. Total material costs for these sales and the prototype were more than $100,000 total in 2020.

Historical results and cash flows:

We anticipate the historical results of operating expenses will be representative of that in the future with proportional scales. We expect the company to hire 3~5 more employees depending on the result of this campaign, which would approximately double the expenses for salary and fringe benefits. The company is projected to build five or more robots for sales and internal testing in 2021, which will cost $300,000 to $600,000 for purchasing materials. The company expects increased revenue from robot sales through the partnership with SFAS and other potential customers. We also believe some additional expenses will be allocated to increase production capacity and standardize its process.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 19, 2021, the capital resources including NSF SBIR Phase II grant remainings, NSF SBIR supplement, accrued revenue from partner SFAS, and cash on hand are available to the company with a total of $228,500.

NSF SBIR Phase II remaining fund: $112,500

NSF SBIR TABA supplement support: $50,000

Accrued sales revenue from SFAS: $20,000

Cash on hand: around $46,000

The company has $8,865 of credit with Marlin Capital Solutions to be paid by July 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company had planned to raise a private fund early this year as getting ready to accelerate market entrance with the robotic systems mainly developed with the support of NSF SBIR funds. We expect the funds of this campaign will be the main financial resource for the next 18 months for further development, marketing, and sales activities. In addition, we are eligible for a matching fund of $500,00 for private fundraising including this campaign, from the current NSF SBIR program.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the company. We planned out the next 18-months milestone with additional engineers, technicians, and sales staff aiming for sales expansion with one of our product lines, Optimo Regen, and customer engagement with another product, Optimo Dex. We calculated the budget for the execution and set the fundraising goal for this campaign to properly cover the expenses including around 10~20% padding. If we succeeded in meeting the fundraising goal, the funds from this campaign would comprise around 85% of the total budget for the next 18 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our operating expenses calculated from the financial audit are around $350,000~$420,000 per year. Assuming that no sales occur from now, with the capital resources of $228,500 available to the company, it will be able to operate for around 6~8months more until the end of this year.

How long will you be able to operate the company if you raise your maximum funding goal?

As we planned out the budget for the next 18 months with 10~20% of padding, the company will be able to operate until the first quarter of 2023. The operating expenses during this period include three to five additional employment and production facility expansion. The expected duration is calculated under the assumption that no profit contributes to the operation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As mentioned previously, if the company raises private funds, it is eligible for a matching fund from the NSF SBIR program. The matching fund is 50% of the raised capital and maxes out at $500,000. Therefore, if this campaign raises more than $1,000,000, an additional $500,000 will be available to the company.

Indebtedness

- **Creditor:** Marlin capital solutions loan
  Amount Owed: $8,865.00
  Interest Rate: 4.0%
  Maturity Date: July 25, 2022

Related Party Transactions

- **Name of Entity:** Bongsu Kim
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Bongsu Kim offered the company a short-term loan of $20,000 with no interest in 2019. The company paid it back to Bongsu Kim in 2019.
  Material Terms: $20,000, no interest.

Valuation

Pre-Money Valuation: $28,882,476.80

Valuation Details:

We estimated the valuation based on the seed-round valuation of two companies that had similar products and were invested from VCs. The first one is Diligent Robotics Inc based in the same area, Austin, Texas. They commercialize an autonomous mobile manipulator, which consists of a robotic arm and mobile base, for assisting hospital care workers. According to the Pitchbook data, their pre-money valuation was around $14M when they raised around $2.2M from VCs in 2018. Diligent robotics was also granted SBIR Phase I and Phase II from the National Science Foundation (NSF) like Roboligent before the seed round fundraising.

Based on the available information from their website and others, they are developing autonomous navigation, manipulation functionalities, and others with the mobile manipulator robot to help hospital workers including nurses by transporting small objects. Similarly, the mobile manipulator robot from Roboligent is also for picking and transporting small objects in warehouses or other places with autonomous navigation and manipulation functionalities. However, unlike Roboligent, the robot of Diligent Robotics is assembled from existing robot arms and mobile platforms purchased from other robotics companies. Accordingly, their business model may be solely dependent on the hospital logistics service product which was not commercially distributed yet at the time of the seed round fundraising and at the time of this filing.

On the other hand, Roboligent has multiple layers of business models including hardware sales with unique force-control actuators, robot arms, and mobile manipulator variants and robotic solution sales including robotic rehabilitation and tentative logistics automation. Roboligent's robots have been entirely developed from the ground with the one-of-its-kind force-control robot arm on top of its proprietary mobile platform integrated with AI-based functionalities. These advanced robotic systems have great competitiveness over the conventional robots including the robot of Diligent Robotics in the service automation area. At one point, Diligent Robotics asked about the availability of the force-control robot arm of Roboligent as they were experiencing automation difficulties with the robot arm they were using. At that time, Roboligent was not ready to provide it.

The other company for valuation reference is Fetch Robotics. According to the Pitchbook data, their pre-money valuation was around $25M when they raised around $3.13M from VCs in 2014. At that time, they had their own mobile manipulators like Roboligent. The mobile manipulator robot from Fetch Robotics is also equipped with a manipulator and a mobile base with AI-based functionalities in mind. While their product strength lies in the mobile platform control, the manipulator is a conventional position-control robot arm that is not quite compatible with AI-perception-based manipulation. On the other hand, Roboligent's mobile manipulator equipped with a proprietary force-control robot arm has a greater market potential for human-robot collaboration and AI-based automation. Recently they mainly focus on logistics automation in warehouses with their mobile robots without the robotic arm while their mobile manipulators are mainly being sold for research purposes. Since the seed round, Fetch Robotics has secured multiple rounds of fundraising with a total of $94M according to Crunchbase and has an estimated annual revenue of $41.5M according to Growjo.

Compared with Fetch Robotics at the time of their seed round fundraising, Roboligent has multiple products based on proprietary technology with five pending patents that robotics society has sought for service robotics automation. Also, Roboligent has a solid commercial route through the contract with an automation company and has shipped a product to initiate commercial marketing and sales. It is also known that VCs tend to depreciate valuations. For these reasons with the time passed, we believe the valuation of Roboligent is at least on a par with that of Fetch Robotics' seed round.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company currently only has one class of stock, common stock;(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued. The company currently does not have any outstanding convertible securities. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  It'll be used for the expenses made during the StartEngine onboarding process.

If we raise the over allotment amount of $3,499,993.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  4.2%
  We'll promote online advertisement through Google, Facebook, Instagram, etc. The expense also includes fees for creating a couple of promotional videos, and spending for participating trade shows.
- *Research & Development*
  16.2%
  This expense is for R&D cost except for the salary of R&D engineers which is included in the company employment expense. The activities include outsourcing aesthetic design, increasing production capacity with equipment such as CNC machines.
- *Company Employment*
  46.9%
  This expense is for the total salary of the current and future employees. The current team members are five, and we are going to hire 4 or 5 more employees for sales, engineering, programming, and production.
- *Operations*
  29.2%
  The expenses are for business overhead including taxes, fringe benefits, office rental, software subscriptions, patent filing fees, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://roboligent.com/ (https://roboligent.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/roboligent

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Roboligent, Inc.

[See attached]

Roboligent Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Roboligent Inc.
Austin, Texas

Opinion

We have audited the financial statements of Roboligent Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Roboligent Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Roboligent Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Roboligent Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Roboligent Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Roboligent Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 18, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	76,168	$	126,574
Accounts receivable—net		-		-
Inventories		124,216		41,786
Total current assets		**200,384**		**168,360**
Other assets		1,650		1,650
Intangible assets, net		14,700		18,375
Property and equipment, net		10,128		4,634
Total assets	**$**	**226,862**	**$**	**193,019**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	19,266	$	-
Accrued revenue		10,000		-
Current portion of long-term debt		41,963		5,615
Other current liabilities		7,268		12,254
Total current liabilities		**78,497**		**17,869**
Long-term debt, net		22,002		10,209
Total liabilities	**$**	**100,499**	**$**	**28,078**
STOCKHOLDERS' EQUITY				
Common stock		7,825		7,759
Additional Paid in Capital (APIC)		445,427		380,475
Retained earnings/(Accumulated Deficit)		(326,889)		(223,293)
Total stockholders' equity		**126,363**		**164,941**
Total liabilities and members' equity	**$**	**226,862**	**$**	**193,019**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 13,852	$ -
Cost of goods sold	9,610	-
Gross profit	4,242	-
Operating expenses		
General and administrative	418,375	353,389
Sales and marketing	628	1,035
Total operating expenses	419,003	354,424
Operating income/(loss)	(414,761)	(354,424)
Interest expense	974	642
Other Loss/(Income)	(312,139)	(337,500)
Income/(Loss) before provision for income taxes	(103,596)	(17,566)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (103,596)**	**$ (17,566)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated deficit	Total Stockholders' Equity
Balance—December 31, 2018	**7,373,874**	**$ 7,374**	**$ 231,388**	**$ (205,727)**	**$ 33,035**
Net income/(loss)	-	-	-	(17,566)	(17,566)
Issuance of common stock	385,334	385	149,055	-	**149,440**
Issuance of common stock options	-	-	32	-	32
Balance—December 31, 2019	**7,759,208**	**$ 7,759**	**$ 380,475**	**$ (223,293)**	**$ 164,941**
Issuance of common stock	66,566	67	64,933	-	**65,000**
Issuance of common stock options	-	-	19	-	**19**
Net income/(loss)	-	-	-	(103,596)	**(103,596)**
Balance—December 31, 2020	**7,825,774**	**$ 7,826**	**$ 445,427**	**$ (326,889)**	**$ 126,364**

See accompanying notes to financial statements.

As of December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(103,596)	$	(17,566)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		8,226		5,464
Share based compensation expense		19		17
Changes in operating assets and liabilities:				
Inventory		(82,430)		(41,786)
Accounts payable and accrued expenses		29,266		-
Other current liabilities		(4,986)		4,741
Net cash provided/(used) by operating activities		**(153,501)**		**(49,130)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(10,045)		(21,521)
Net cash used in investing activities		**(10,045)**		**(21,521)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contributions		65,000		149,440
Proceeds from Line of credit, net		48,141		18,375
Net cash provided/(used) by financing activities		**113,141**		**167,815**
Change in cash		(50,406)		97,164
Cash—beginning of year		126,574		29,410
Cash—end of year	**$**	**76,168**	**$**	**126,574**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	974	$	642
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

LinkDyn Robotics Inc. was initially formed on May 4, 2016 ("Inception") in the State of Texas. On March 3, 2021 LinkDyn Robotics Inc. changed its legal name to Roboligent Inc. The financial statements of Roboligent Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Roboligent commercializes a mobile manipulator robot invented from the ground up for AI-enabled automation. The primary target is the warehouse/logistics automation market while pursuing robot platform sales to various robot industry segments. Roboligent introduces a new autonomous mobile manipulator robot invented from the ground up based on cutting-edge AI integration and proprietary force-control robotic technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Fixed Asset Category	Estimated Useful Life
Office computers	5 years
Control computers	3 years
Table top machines	5 years
3D printers	3 years
Factory machines	5 years
Office equipment	4 years
Furniture	5 years
Vehicle	7 years

Intangible Assets

Intangibles include software that is amortized over the period of 5 years.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 18, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists primarily of raw materials.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets consist primarily of rental security deposits, accounts payable consist primarily of trade payables, other current liabilities comprise primarily payroll liabilities while accrued revenue refers to income that has been collected in 2020 but without fulfilling revenue recognition prerequisites.

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery and equipment	$ 26,272	$ 16,227
Property and Equipment, at Cost	26,272	16,227
Accumulated depreciation	(16,144)	(11,593)
Property and Equipment, Net	**$ 10,128**	**$ 4,634**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $4,550 and $3,812 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible assets consist of software that is amortized over the period of 5 years.

Amortization expense for software for the fiscal year ended December 31, 2020 and 2019 was in the amount of $3,675 and $1,531 respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 10,000,000 shares designated as $0.001 par value common stock. As of December 31, 2020, and December 31, 2019, 7,825,774 common shares and 7,759,208 common shares have been issued and are outstanding, respectively.

Sharebased compensation

During 2017, the Company authorized the Stock Compenation Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options to employees. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 1,200,000 shares of common stock available for future issuance of awards under the 2017 Plan.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2020	2019
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	19	17
Total share-based compensation	**$ 19**	**$ 17**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020	2019
Expected life (years)	10.00	10.00
Risk-free interest rate	2.50%	2.50%
Expected volatility	83%	83%
Annual dividend yield	0%	0%

The weighted average fair value per share of stock option granted during fiscal years 2020 and 2019 was $0.00017 and $0.00016, respectively.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	412,000	$ 0.10	8.83
Granted	17,859	$ 0.10	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	-
Outstanding at December 31, 2019	429,859	$ 0.10	7.92
Exercisable Options at December 31, 2019	227,980	$ -	-
Granted	25,000	$ 0.10	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	454,859	$ 0.10	7.08
Exercisable Options at December 31, 2020	360,405	$ 0.10	6.86

The unrecognized compensation expense calculated under the fair value method as of December 31, 2020 and December 31, 2019 was approximately $27 and $40, respectively.

8. DEBT

During the years presented, the Company has entered into loans. The details of the Company's loans and the terms are as follows:

					For the Year ended December 2020					For the Year ended December 2019				
Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	Intrest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Intrest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
Marlin capital solutions loan	$18,375	4%	Fiscal year 2019	7/25/2022	$886	$0	$6,125	$4,083	$10,208	$642	$0	$5,615	$10,209	$15,824
JPMorgan Chase Bank loan	$53,757	0.98%	Fiscal year 2020	4/24/2022	$88	$0	$35,838	$17,919	$53,757	$0	0	$0	$0	$0
Total					$974	$0	$41,963	$22,002	$63,965	$642	$0	$5,615	$10,209	$15,824

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2020	
2021	$41,963
2022	22,002
2023	
2024	
2025	
Thereafter	
Total	**$63,965**

The Company entered into Line of Credit agreement with Marlin Capital Solutions during fiscal year 2019, the credit facility size being $18,375. The interest rate is 3.5% per annum. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $10,208 and $15,824 respectively.

The Company entered into Line of Credit agreement with JPMorgan Chase Bank during fiscal year 2020, the credit facility size being $53,757. The interest rate is 0.98% per annum. The total outstanding balance as of December 31, 2020 was $53,757.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (21,755)	$ (3,689)
Valuation Allowance	21,755	3,689
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (68,647)	$ (46,891)
Valuation Allowance	68,647	46,891
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $68,636. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters operating lease for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2020	$	22,880
2021		21,890
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**44,770**

Rent expense was in the amount of $22,880 and $21,480 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2020 and December 31, 2019.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through May 18, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. RELATED PARTY TRANSACTIONS

There are no related party transactions.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $326,889, an operating cash flow loss of $153,501 and liquid assets in cash of $76,168. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Roboligent

Next-Gen Intelligent Robots


ROBOLIGENT

Website | Austin, TX | TECHNOLOGY

$0.00 raised

0 Investors	$28.9M Valuation
$3.20 Price per Share	$320.00 Min. Investment
	Equity Offering Type
$3.5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Roboligent designs new types of mobile manipulator robots to automate mundane, manual tasks in service areas, such as clinics and logistics. The robots are built from the ground up based on patent-pending, force-control technology, integrated with advanced AI perception, enabling them to perform tasks previously hard to automate with existing robots.

Reasons to Invest

- Solid route to market: commercial collaborations for robot supply have been established, with the first unit shipped.
- Vetted by National Science Foundation: won a highly competitive $1.2M SBIR grant from NSF with eligibility for a $500K matching grant. Friends and family round completed with $500K invested.
- Cutting-edge technology and proven product-market fit: proprietary mobile manipulator robots for rehabilitation and AI-enabled automation based on cutting-edge, force-control technology with 5 pending patents.

New robots for safe and intelligent automation

Roboligent (formerly known as LinkDyn Robotics) designs robots that perform manual tasks safely using proprietary, cutting-edge force-control technology for automation. The robots behave like humans, making it easier to translate manual tasks into robotic behaviors in a way that's safe and easy to interact with.


Unparalleled
Human-Robot Interaction

The first commercial application is robotic rehabilitation, where our robots can solve unmet needs in the clinical field. The first unit was shipped to our commercial collaborator for customer tests and marketing/sales activities. With another mobile robot variant, we are developing an autonomous mobile pick-and-deliver solution with advanced AI integration for the logistics automation market.


New-level
AI automation capability

THE PROBLEM

Demand for robot automation outside factories surges but robots are unsafe for human interaction

Many service industries that require demanding and repetitive work have long suffered from labor shortages and high turnover rates. Physical therapy centers and warehouses are looking for automated solutions to replace their repetitive tasks, but we believe industrial robots on the market are not safe for human interaction.


labor shortages & high turnover rates
Surge in demand
for robotic automation

Tasks that require human vision, mobility and manipulation are quite challenging to existing robots. The current market of industrial robots provide limited compatibility with AI perception which can result in injury and task failure. Conventional robots use position/velocity-control technology that produces extremely rigid movement with virtually no compliance. This is problematic as most manual tasks require direct, physical interaction with objects and humans in an environment, and conventional robots cannot adapt to unplanned interaction. Even a small positional uncertainty can lead to task failure.


Factory automation robots are
not suitable for daily automation
around us

While roboticists have been developing new systems to improve performance for the past couple of decades, only a few laboratory-level systems have been introduced. In the commercial market, robots that operate purely based on force-control with practical sensitivity, payload, reach and reliability are rare.

THE SOLUTION

New robot species: force-control mobile manipulator

At Roboligent we have developed a new robot that is safe and reliable for automating processes that can interact with humans. We designed an autonomous mobile manipulator system from the ground up based on proprietary force-control technology and integrated it with advanced AI algorithms. The system is equipped with a hypersensitive force-control manipulator robot that sits atop an autonomous mobile robot. It can automate a wide range of manual tasks that require human manipulation, mobility, and intelligence.


ROBOLIGENT
ROBOLIGENT

We have built three systems: the force-control robot arm, the mobile manipulator Optimo Regen, and the Optimo Dex integrated with robot control software and AI perception/autonomous navigation with application-level software.

The force-control technology allows our robots to behave like humans and translate manual tasks into the robot's coded behaviors. Impedance or compliance control schemes can be applied for manipulation or guidance tasks even while lifting a heavy object or supporting the body. This allows for precise motion, compliance, and interactive behaviors. The robot generates an array of creative movements resembling human responses and behaviors to enable new automation with unprecedented performance and safety.



The robot arm is highly sensitive and smooth for fragile object manipulation but strong enough to lift heavy objects. The mobile base autonomously navigates to reach targeted locations avoiding obstacles and humans. It is designed for utmost safety to work alongside humans and to interact with continuous physical contact. It is agile and versatile covering a wide work range.


Intelligent
Perform what was previously undoable
Productive
Work better and faster
Safe
Work without harm

THE MARKET

Fast-growing professional service robotics market

We believe that our robots can help accelerate the sustained growth of the warehouse and physical therapy industries by alleviating the problems of high turnover rates and high intensity labor. The need for professional service robotics is on the rise.

With the increasing adoption of mobile robots, autonomous mobile manipulators are the next big wave expected to hit the service automation market. While the global autonomous robot market size was around $30B in 2019 and expected to reach $220B by 2030, the market size for pick and place automation is expected to reach $11B by 2025.



AUTONOMOUS MOBILE ROBOTS MARKET
$220B
by 2030
(pick & place 13.3%)
N.A.
Largest Market By Region (2019)
APAC
Fastest Growing Market By Region (2020-2030)

The market for global rehabilitation robots are on the rise due to rising cases of brain disease and an increasing aging population. By 2026, the market is projected to reach $2.6B with a CAGR of 22.1%. The market segments include therapeutic robots, exoskeleton robots, and assistive robots. North America is expected to dominate the global rehabilitation robots market due to the increasing demand for stroke rehabilitation. Each year 795,000 people in the U.S. have a stroke.



REHABILITATION ROBOTS MARKET
$396M
2018
NORTH AMERICA
$2.6B
by 2026
(CAGR 22.1%)
https://www.fortunebusinessinsights.com

OUR TRACTION

Strong sales pipelines established

We are developing strong relationships with key organizations. Currently, we have established a contract with a Singaporean company, Seimitsu Factory Automation in Singapore (SFAS), for supplying our mobile manipulator as a robotic rehabilitation device toward the Asian market. They will conduct activities for a pilot study, marketing, sales, and customer relations, while we supply the complete product. The first unit was shipped in mid-April, 2021 for pilot study and pre-sales marketing.



We have also provided our force-control actuators to a robotics lab at Purdue University.

Along with this crowdfunding campaign, Roboiligent will initiate marketing and sales activities to discover customers and potential partners.


SXSW PITCH
Cyndx

We won the SBIR Program from National Science Foundation (NSF) Phase I and II with a total of $1.2M of grant (the combined winning chance for phase I and II was around 3% at the time of our application). Under the SBIR Phase II that we are currently on, we are eligible to apply for 50% of matching funds ($500,000 maximum) to this crowdfunding investment. In addition, so far over 20 friends and family members have invested the company with a total of around $500,000.

NSF | America's SEED FUND SBIR.STTR

Won NSF SBIR Phase I & Phase II

Milestones

- **May 2016** — Founded
- **April 2017** — NSF SBIR Phase I
- **October 2017** — The first working protoype of the force-control actuator
- **2016-2020** — Multiple friend & family investments
- **August 2018** — 3DOF force control arm for VR haptics
- **April 2019** — NSF SBIR Phase II
- **September 2019** — 6DOF force control manipulator prototype
- **August 2020** — Contract with SFAS NSF SBIR II TECP
- **September 2020** — First mobile manipulator prototype & 7DOF force control manipulator
- **December 2020** — Optimo Dex prototyping complete
- **March 2021** — Changed name to Roboligent
- **April 2021** — Optimo Regen first delivery to partner

WHAT WE DO

Build robots to automate manual tasks

The mobile manipulator robots are designed to automate a wide range of human manual tasks with or without the integration of AI perception depending on applications. The robots are developed and constructed completely by Roboligent and backed by cutting-edge technology with five pending patents.

Optimo Regen
The goal of the Optimo Regen robot is to automate the physical laboring of physical/occupational therapists. The robot consists of the force-control manipulator and a detachable arm/leg brace sitting on a mobile base via a lifting column. The robot was designed to provide repetitive rehabilitation exercises to patients with motor deficits or paralysis, automating the demanding laboring from therapists.


Pre-production prototype

Optimo Regen main components


1
6
5
2
Rendered images
3
4

1. **Force-Control Manipulator**
   - Human-like assistance
   - Weight support
   - Guided exercises
   - Range of motion exercises, etc.
2. **Detachable Cuff**
   - Physical connection to the limbs
   - Quick release mechanism
   - Left/right interchangeables
3. **Mobile Platform**
   - Joystick control for effortless alignment or relocation of the robot
4. **Lifting Column**
   - Manipulator height adjustment for various body-part exercises
5. **Touch Screen**
   - GUI application for robot programming and operation
6. **Cabinet**
   - Storage for detachable cuffs and a touchscreen stand
   - Control panel and I/O ports

Customer's pains in rehabilitation & Roboligent's solutions

Customer Pain

1. Can't provide enough therapy due to lack of staff & short session times
2. Existing robots are too expensive for its use cases
3. Too long to set up
4. Too hard to transport

Solution's Focus

1. Automate therapist's laboring mimicking their assistance to patients & allow group therapy
2. Cost reduction and wide usability
3. Simple setup and easy to operate
4. Lightweight or better mobility

Optimo Regen

1. Human-like compliant assistance
   Mimic therapist's motions with teach & follow scheme
   Possible group therapy with multiple robots
2. Competitive price compared to existing robots
   Wide usability for the upper and lower limbs
3. Simple, fast don and doff
   Easy, fast programming with teach & follow
4. Motorized mobile base with a remote controller
   Automated anchoring

Optimo Dex
This robot is built mainly for pick-and-deliver automation and consists of a force-control manipulator and a versatile gripper sitting on an autonomous mobile robot via a lifting column. The robot is intended to move to designated locations to pick and transport objects. To navigate arbitrary indoor environments, the mobile base is equipped with multiple RGB-depth cameras and a Lidar whose sensor-fusion outputs are fed into a SLAM (simultaneous localization and mapping) and navigation algorithms. To perform grasping tasks, deep learning networks analyze the images from the head and end-effector RGBD cameras to recognize targeted objects, measure their three-dimensional location, and estimate optimal grasping locations and poses.


Object detection
& pose estimation

Optimo Dex main components


1
2
3
4
5
6
Rendered images

1. **Force-Control Manipulator**
   - 7 degrees-of-freedom
   - Full force-control manipulation
   - 5kg payload, 1100mm max reach
2. **Autonomous Mobile Base**
   - Autonomous mobility with a high safety
   - 100 lbs of payload
   - 1.5 m/s of max speed
3. **RGB-D Cameras & Lidar**
   - 3D environments recognition for SLAM and navigation
   - Dynamic obstacle recognition for safe navigation
4. **Lifting Column**
   - Long stroke allowing picking from the ground to 2.2 meter height
   - 120 mm/s fast sliding speed
5. **End-Effector**
   - A force-regulated gripper
   - Swappable fingers for various objects
6. **RGB-Depth Cameras**
   - Object scanning for end-effectors pre-positioning
   - Pose estimation for grasping

Similarly, along with a high-level deep perception and machine learning, the behavioral-level intelligence such as sensing objects and compliantly adapting to surroundings make it possible human-like dexterous manipulation and dynamic interaction.

For Optimo Dex, the manipulator is connected with a force-controllable and wide stroke gripper that can change its fingers on the go, meaning it can handle objects with a wide scope of materials, shapes, and sizes. For Optimo Regen, cuffs that make a connection with the human limbs are attached to the manipulator via a quick-release mechanism.

Force-control manipulator design


Force-control actuators
Multi-national patent-pending
Hypersensitive force control
Strong power & compact design
Compliance control
Proprietary compliant motion control
Control at 1,000Hz in a real-time OS
7-DoF robot design
A 7-axis inline configuration
allowing versatile manipulation
Rendered images

THE BUSINESS MODEL

Robot hardware sales and Robot-as-a-Service

Hardware sales

Roboligent sells the robot hardware to diverse robotic industries. Hardware includes force-control actuators, robot arms, mobile rehabilitation robots, and mobile picking robots. Companies are increasingly discovering new commercial opportunities that can be addressed by force-control or compliant robots. Our plan is to strategically partner with these companies to supply our robots, avoiding overlaps of target markets among these companies. While we supply our robots as a subsystem or a whole system, they modify the system as needed and proceed with customer discovery and sales. The collaboration with Seimitsu Factory Automation in Singapore is an example of this model, and we are in active talks with more companies at this moment for supplying our products.

Robot-as-a-Service (RaaS) Model

In the long term, Roboligent expects to launch a Robot-as-a-Service (RaaS) model with the mobile manipulator to which we are currently adding more functionality and intelligence. The first application with a RaaS model is robotic rehabilitation for the US and EU markets. The second application is pick-and-deliver automation for warehouses and factories.

With a tentative RaaS model, the monthly rate will range from the monthly salary of physical therapy assistants to those of warehouse laborers. During 5 years of expected life, we expect to be able to generate a margin of up to $200,000 per unit.

H/W Platform Sales	Robot-As-A-Service
Target customers: various companies	*Target customers:* warehouse factories
Partnerships based	Subscription-based end-to-end services

Sales & Services - Expected Profit Margins



~25-38%



~35-50%

HOW WE ARE DIFFERENT

Robots that are safe for human interaction

There are several companies that produce mobile manipulator robots and try to solve automation problems such as picking-transporting-placing in factories and warehouses. However, we believe there are not many strong use cases for commercial applications yet. Most of them are equipped with industrial robots on mobile platforms, which rely on AI perception and a moving base. This introduces positional uncertainty with rigid manipulation motions that cannot absorb those uncertainties. Even with safety measures, the rigid nature of motion generates a significant impact when collided. Robots have to be meticulously programmed for motion in human-collaborating environments for safety, leading to reduced productivity speeds. In our opinion, existing robots are more suitable to applications for semi-structured environments with objects arranged in particular ways limiting their application to broader human-robot collaborative tasks.

Our mobile manipulator, on the other hand, can work closely with humans as the manipulator can be stopped and pushed at any time. Our robots can even be stopped by an egg, as seen in the test video. The hyper transparent compliance makes it easy to automate tasks with caution-free physical interaction including touching, brushing, interrupting, pushing, pulling, hammering, etc. As a result, the manipulator performs tasks that robots struggle with. Its dynamically interactive and compliant manipulation is paired with AI perception for picking automation, not just stationary picking on conveyor belts in a quasi 2D environment, but mobile picking in full 3D situations with high variability. This allows the human body to maintain continuous physical contact with free or guided movements with precise support or assistance force, opening new possibilities of human-robot collaboration.

Robotic Rehabilitation

Human-like Assistance

- Dynamic human-robot interaction
- Unparalleled safety
- Assist-as-needed

Versatile Applicability

- Multi body part support

Maximized Use Time

- Intuitive and fast teach & follow programming
- Fast don and doff mechanism

Hands-Down Operation

- Joystick-controlled mobile base
- Automated height adjustment with lifting column

Note for force control manipulator: There are some laboratory-level force control robots for light payloads. Our product is a general, collaborative commercial-grade manipulator based on pure force control whose kind rarely exists in the commercial market. Some collaborative robot arms equipped with force sensors have a force control mode, but they are not sensitive enough to generate manipulation motion purely based on force control. They mainly operate in position/velocity control mode and switch to a force control mode when necessary with slow and cautious movement. One of the key traits of full force-control is the compliant and dynamic behaviors "during active manipulation motions". Another aspect is how sensitive they are. For example, our robot arm responds to the weight of one playing card.

Pick-And-Deliver Automation

All-Time Compliant Manipulation

- Unparalleled safety
- Dexterous manipulation

Versatile Applicability

- Force-regulated gripper
- Large workspace coverage

Intelligence

- Perception for cluttered environments
- Evolving perception on the go

Autonomous Navigation

- Safe in busy, dynamic environments
- 3D recognition using cost-effective sensor fusion

THE VISION

A top player in the service robotics field

In the next five years, we plan to become one of the top players in the service robotics field. We believe that our force-control, compliant robot will set the industry standard for safe, effective robots with intelligent performance.

To achieve the goal, we'll focus on ramping up Optimo Regen sales to the Asian market from 2021 to 2022 while we proceed with the FDA application for the US market. On the development side, we plan to complete a beta prototype for the autonomous picking functionality on Optime Dex and conduct a pilot test in actual warehouse environments to start customer development in the logistics industry.


FDA
Application
Optimo
Regen Sales

OUR LEADERSHIP

Deep expertise in robotics and technology commercialization

We are a small team, but we've successfully created a compelling robotic system with a tight budget and secured initial customers without aggressive spending on marketing and sales activities. Now is the time to grow our team to pursue our goals of accelerating our production, sales, and business growth.

The management team members, Bongsu Kim, Ph.D. in robotics, and Seonhwa Shin (M.S. in statistics), have 25 years of cumulative professional experience in engineering and bio-industry. They have contributed to the development of a widely-known exoskeleton robot featured by multimedia and renowned journals, and contributed to marketing, project management, and large-scale survey research. Our advisors having extensive business experience with serial entrepreneurship add seasoned perspectives to the company management.



Bongsu Kim, Ph.D.
CEO | Founder
With his entrepreneurship mind and in-depth robotics background, he drives Roboligent to become one of the key automation solution players in the era of industry 4.0.
Seonhwa Shin
Operating Officer
Alessandro Biglioli
Advisor
Karen Smetana
Advisor

WHY INVEST

Shape the future with advanced robotic technology

We believe Roboligent's advanced robotic technology has great potential in human-robot interactive and AI-based automation areas where huge commercial demands exist but conventional robots struggle to solve. Our first product, Optimo Regen, the unique force-control robot, is on a solid commercial route with our collaborator to make rehabilitation clinics more efficient. We are not stopping there. With advanced AI integration, Roboligent is paving the way to the broader collaborative automation market. With your support, we expect that Roboligent will be able to significantly increase the chance of their commercial success and bring a positive impact to society.



We envision a world where robots are part of daily life, as intelligent tools making the way we live and work better. Our team at Roboligent is working on advancing toward a new robotic automation era where robots will work alongside humans.

We know entrepreneurial endeavors rarely bear fruit without universal public acceptance. With your participation, we believe we can create an army of ambassadors and early adopters who can amplify our innovation ripple into a large commercial wave.

Invest in Roboligent and help shape the future with us!



In the Press

SHOW MORE

Meet Our Team



Bongsu Kim, Ph.D.

Founder and CEO

Bongsu Kim is the founder and CEO of Roboligent. With his entrepreneurship mind and in-depth robotics background, he drives Roboligent to become one of the key automation solution players in the era of industry 4.0. Previously, he developed an advanced exoskeleton robot widely acknowledged by many media and published in prestigious journals during his Ph.D. at the University of Texas at Austin. Before it, he worked at KEPCO, the largest Korean electric utility company, developing levitating flywheel energy storage systems and power plant diagnostic systems after graduating from KAIST (M.S.) and Hanyang University (B.S.), top engineering schools in Korea.



James DeBacker

ROBOTICS Engr.

Before joining Roboligent after graduating from The University of Texas at Austin, he worked at Southwest Research Institute (SwRI) developing control algorithms for research in cutting-edge combustion engines and electric car battery testing, working with GE and the DoD among many others. Currently, he brings 8 years of robotics and control experience to developing the next generation of force-controlled robots.



Jovita Ezeokafor

SOFTWARE Engr.

A graduate of the University of Texas at Austin, she developed data analysis software for the development of a particle detection instrument for a NASA IMAP proposal and for scientific data retrieved from NASA's JUNO mission. She is currently in charge of robot software system development.



Yi Herng Ong

MECHANICAL Engr.

He earned his master's degree in Robotics from Oregon State University where his research was specialized in Reinforcement learning and robot manipulation. His research outcomes were published at top-notch robotics conferences such as IROS and ICRA. He posses in-depth experience with multiple robotic manipulators and reinforcement learning in robotic grasping.



Seonhwa shin

OPERATING OFFICER

She worked at Korean national research institutes (KIOM, KRIBB) for seven years after her master's degree in medical statistics from Ewha Womans University in Korea. She is currently in charge of operating, marketing, and financial management.



Alessandro Biglioli

Advisor

Alessandro, a successful serial entrepreneur, is the founder of Carbon Engineering backed by Bill Gates, and a shareholder of Pharmajet and Aidar health. He currently serves as the CEO of Elsius Biomedical Inc. With his extensive experience in executing and advising diverse tech companies and extensive network, he's been an invaluable resource for evaluating and brainstorming our strategic business plans. He has always been involved in projects and technologies that when taken to fruition would have a beneficial impact for all.



Karen Smetana

Advisor

Accomplished Technical Product Manager with strong engineering and leadership experience. She is skilled in program management, agile development, and lean Six-Sigma for hardware. She has built software for mobile phones at Motorola, developed processes for drone safety for CNN, served as a TPM at Facebook's Reality Labs, and has a passion for coaching and mentoring innovative technology startups. Karen brings her experience leading enterprise software development to add oversight and expertise to our engineering team.

Offering Summary

Company :	Roboligent, Inc.
Corporate Address :	11740 Jollyville Rd, Ste 200, Austin, TX 78759
Offering Minimum :	$10,000.00
Offering Maximum :	$3,499,993.60
Minimum Investment Amount (per investor) :	$320.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 3,125

Maximum Number of Shares Offered : 1,093,748

Price per Share : $3.20

Pre-Money Valuation : $28,882,476.80

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 10% bonus shares

Super Early Bird Bonus

Invest within the first five days and receive an additional 7% bonus shares

Early Bird Bonus

Invest within the first 10 days and receive an additional 5% bonus shares

Amount-Based:

$1500+ Investment Tier

3% Bonus share

Invest $1,500 and receive 3% bonus shares on your investment

$5,000+ Investment Tier

5% Bonus share

Invest $5,000 and receive 5% bonus shares on your investment

$10,000+ Investment Tier

7% Bonus share

Invest $10,000 and receive 7% bonus shares on your investment

$20,000+ Investment Tier

10% Bonus share and call with CEO

Invest $20,000 and receive 10% bonus shares on your investment

1-on-1 online meeting with the CEO of the company, including presentation and Q&A session.

The 10% StartEngine Owners' Bonus

Roboligent will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $3.20 per share, you will receive and own 110 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When I was younger, I imagined a future where robots were a part of daily life—helping us in our work like what I saw in the movies. Where are they?

At Roboligent, we are advancing toward a new robotic automation era where robots will work alongside us as collaborative partners.

Most existing robots are created for automation in industrial environments. As soon as we place them in real-life environments around humans, the rigid motion that allows them to excel at repetitive position-based tasks becomes unsafe and unusable. These robots are not suitable for human manual tasks and AI-based manipulation.

Roboligent has developed robots that operate based on new, patent-pending principles and mechanisms ideal for human-robot collaboration and AI integration.

One of our key differentiators is a unique industrial-grade force-control technology that allows our robots to exhibit unprecedented compliant and adaptive behaviors even during heavy lifting.

Why is this breakthrough important? Our force-control robots behave like humans. Making it easier to translate manual tasks into robotic behaviors, and the robots extremely safe to work and to interact with.

Using this technology, Roboligent's robots can automate a wide range of manual tasks.

Our first product, Optimo Regen targets robotic rehabilitation due to the increased demands of an aging society for therapeutic services. Current robotic rehabilitation systems suffer from rigid guidance which is not ideal for neurological recovery, long setup times and limited patient use cases.

Our commercial partner envisions Optimo Regen as a solution for this market. Regen is highly interactive, providing upper and lower limb exercises with straightforward setup. Therapists can teach it several motions, and have the robot guide and assist patients through each motion numerous times. The robot allows therapists to provide patients with quality exercise and to focus on more knowledge-based engaging work with reduced labor.

We aren't stopping there. Our mobile manipulator variant, Optimo Dex, solves mobile picking problems with cutting edge AI integration. Last-mile picking tasks in warehouses and other industries rely on manual labor despite employee shortages and high turnover rates.

Existing mobile manipulators struggle to solve the mobile picking problem due to limited safety and AI compatibility.

In comparison, Optimo Dex adapts to uncertainties and unstructured environments with inherent safety features and AI vision integrated in both the mobile base and the manipulator. It is extremely safe for workers and collaborators.

Our technology has the potential to be a catalyst and to set the standard for next-generation automation industries.

We will generate significant sales of our state-of-art robots with existing and potential partners and develop a subscription-based business as well.

We are a passionate team, and capable of achieving this goal with your support. Invest in Roboligent to bring our innovation alive together.

Video 2

The insurance industry has changed so much over the last 15 years with reimbursements decreasing, total time available with our patients in inpatient settings decreasing as well. In the hospital setting now more and more we're getting less and less time with our patients so we're really focused on trying to be as time effective and efficient as possible. By enabling us to set up a patient with this have the exercise pre-programmed and then have them run through as kind of a home exercise program [will] help them achieve further functional gains during their limited time in the in-patient setting.

It is very demanding on our bodies as therapists both to keep the patient safe and help them gain back more and more of their functional independence. Being able to incorporate technologies like this to have the patients still be doing beneficial neuro-reeducation activities even when they're not one-to-one with a therapist will be incredibly helpful. So the more time we can spend doing functional neuro re-education and recovery exercises rather than simple setup and breakdown it makes a big difference. If my hands are not so much focused on supporting the weight of the patient's limb or completing the motion itself then I can really help focus on [the] fine tuning of the movement to prevent compensations or I can enable them to incorporate other body parts as well for a more functional task.

A lot of the research in physical therapy is pointing towards that patients' active participation and the intensity of their effort with each exercise is really the key factor towards promoting recovery. This machine enabling them to initiate the movement and the machine just helps out as needed rather than doing the full movement for them will be something that's really helpful for our patients.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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